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							 EXHIBIT 12(a)

					 COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
				      SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES






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					      Twelve         Three
					      Months         Months
					      Ended          Ended
					      April 4,       April 4,
					      1998           1998
(millions, except ratios)                     (unaudited)    (unaudited)   1997     1996     1995     1994     1993
Fixed Charges

 Interest and amortization of debt
  discount and expense on all
  indebtedness                                $1,433         $  376       $1,409   $1,365   $1,373   $1,279   $1,318

 Add interest element implicit in rentals        147             38          147      121      119      114      105
					       1,580            414        1,556    1,486    1,492    1,393    1,423
Interest Capitalized                               4              1            3        5        4        1        3
Total fixed charges                           $1,584        $   415       $1,559   $1,491   $1,496   $1,394   $1,426

Income
 Income from continuing operations            $1,139        $   133       $1,188   $1,271   $1,025   $  857   $  625
 Deduct undistributed net income
  of unconsolidated companies                      7              2           13        8        9       (7)       6
					       1,132            131        1,175    1,263    1,016      864      619
Add
 Fixed charges (excluding interest
  capitalized)                                 1,580            414        1,556    1,486    1,492    1,393    1,423
 Income taxes                                    839             92          912      834      703      614      329
  Income before fixed charges and
   income taxes                               $3,552        $   637       $3,643   $3,583    $3,211   $2,871  $2,371

Ratio of income to fixed charges                2.24           1.54        2.34      2.40      2.15     2.06    1.66


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